UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Submission of Matters to a Vote of Security Holders

As previously reported in its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on June 4, 2025, the annual general meeting of shareholder (the “Annual General Meeting”) of Fusion Fuel Green plc (the “Company”) was originally scheduled for 2:00 pm (Dublin time) on June 25, 2025 at the offices of the Company’s counsel, Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. At such time and place, the Annual General Meeting was duly called to order and adjourned until 2:30 p.m. (Dublin time) at the same time and place to allow additional time for the Company to obtain a quorum necessary for action to be taken at the AGM.

At 2:30 p.m. (Dublin time) on June 25, 2025, the Company held the Annual General Meeting. Under the Company’s constitution and Irish law, a quorum was present at 3:00 pm (Dublin time). The items of business considered by the Company’s shareholders at the Annual General Meeting and a final tabulation of votes cast for and against each proposal, as well as the number of abstentions with respect to each proposal, are set forth below:

1.  To consolidate the Company’s Class A Ordinary Shares (with a nominal value of US $0.0001 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by the board of directors of the Company (the “Board” or the “Directors”), provided that such consolidation shall be effected at a ratio of not fewer than every 4 Class A Ordinary Shares and not more than every 40 Class A Ordinary Shares being consolidated into 1 Class A Ordinary Share, with the final ratio and timing of implementation of the consolidation to be determined by the Board (the “Share Consolidation”).

FOR	AGAINST	ABSTAIN
6,056,514	272,299	29,188

2. Subject to and immediately following the implementation of the Share Consolidation, to increase the Company’s authorized share capital by such amount as is necessary to ensure that, following the Share Consolidation, the Company shall have 100,000,000 authorized Class A Ordinary Shares, each with a nominal value that will reflect the final ratio applied by the Board in implementing the Share Consolidation (the “Authorised Share Capital Increase”).

FOR	AGAINST	ABSTAIN
6,068,907	240,048	49,046

3. That the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of the authorised but unissued ordinary share capital of the Company as exists immediately following implementation of the Authorised Share Capital Increase, and the authority conferred by this resolution shall expire on June 25, 2030, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot and issue relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

FOR	AGAINST	ABSTAIN
6,072,604	239,308	46,089

4. To re-elect Frederico Figueira de Chaves as a Class I Director for a three-year term, who retires by rotation in accordance with Regulation 161 of the constitution of the Company and, being eligible, offers himself for re-election.

FOR	AGAINST	ABSTAIN
6,235,831	93,073	29,097

5. To re-elect John-Paul Backwell as a Class I Director for a three-year term, who retires by rotation in accordance with Regulation 161 of the constitution of the Company and, being eligible, offers himself for re-election. Disapplication of Pre-emption Rights.

FOR	AGAINST	ABSTAIN
6,188,997	140,109	28,895

6. Conditional on Resolution 3, as a special resolution, to grant the Directors the authority to issue shares for cash without applying statutory pre-emption rights, valid until 25 June 2030.

FOR	AGAINST	ABSTAIN
6,095,941	218,659	43,401

On June 25, 2025, the Company issued a press release announcing the results of the Annual General Meeting. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated June 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: June 25, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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